December 5, 2008

Via Edgar Transmission

Securities and Exchange Commission

Attn: H. Christopher Owings

100 F Street, N.E.

Washington, DC 20549

Re:	Form 10-K for Fiscal Year Ended January 5, 2008
Filed March 5, 2008
Forms 10-Q for Fiscal Quarters Ended April 5 and July 5, 2008
Filed May 15 and August 14, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 10, 2008
File No. 000-19848

Dear Mr. Owings:

Fossil, Inc. (the “Company”) hereby acknowledges the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filings.

•                  The staff’s comments or changes to disclosures in response to the staff’s comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings.

•                  The Company may not assert the staff’s comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Fossil, Inc.

By:	/s/ Kosta N. Kartsotis
Kosta N. Kartsotis
Chief Executive Officer